CITIZENS FINANCIAL GROUP TO ACQUIRE UST CORP.


     Citizens Financial Group, Inc. ("Citizens"), a New England-based financial services group owned by The Royal Bank of Scotland plc., and UST Corp. (Nasdaq:
USTB) today announced a definitive agreement under which Citizens will acquire UST Corp. in a cash transaction for $1.4 billion, or $32 per share.

     This acquisition, including Citizens' recently announced acquisition of State Street Corporation's commercial banking business, solidifies Citizens as the 2nd largest bank in New England with assets of $28 billion. This will be the 17th overall acquisition for Citizens Financial Group, Inc. since 1988.

     Neal F. Finnegan, UST Corp.'s President and CEO, will become non-executive Chairman of Citizens Bank of Massachusetts. In addition, he will become a director of Citizens Financial Group, Inc. Thomas J. Hollister, will continue as President & CEO of the newly combined Citizens Bank of Massachusetts which will grow from $8 billion (including the recently announced State Street transaction) to $14 billion in assets.

     Lawrence K. Fish, Citizens' Chairman, President & CEO said: "This transaction firmly establishes Citizens as the second largest bank in New England. It is a significant step in our mission to build Citizens into New England's finest bank for customers, employees, and the community."

     "Neal Finnegan and his team at UST have built a highly respected franchise in eastern Massachusetts with tremendous shareholder value. We look forward to combining the talents and resources of these two institutions to deepen our roots in New England," Fish said.

     Neal F. Finnegan, President & CEO of UST Corp. said: "I'm pleased that we are able to combine with a first-rate company that shares our core values. Larry Fish and his team at Citizens will strengthen our mission to provide quality service to our customers and our community."

     This acquisition will significantly expand Citizens' growing market presence in eastern Massachusetts and throughout New England. The combined entity will increase Citizens' deposits from $15.3 billion to $19.5 billion, and increase Citizens' loan portfolio from $12.5 billion to $16.9 billion.

     Citizens will have over 350 branches throughout New England, nearly 800 ATMs, and will be the 33rd largest bank in the country. Specifically in Massachusetts, this acquisition will: Grow Citizens' Massachusetts assets from

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$8 billion (including the recently announced $2 billion State Street transaction) to $14 billion. Increase Citizens' market share in key retail markets, including Middlesex, Norfolk and Suffolk counties where Citizens will be a strong number two in deposit market share. Expand Citizens' commercial loan portfolio in small business and middle market lending. The combined entity will have approximately 50,000 commercial customers. Bring several key lines of business to Citizens including investment management (United States Trust Company) and insurance brokerage (Brewer & Lord). Both of these companies will continue to operate autonomously.

     Goldman Sachs served as financial advisor to Citizens. Fox, Pitt-Kelton served as financial advisor and provided a fairness opinion to UST Corp. Goodwin, Procter & Hoar LLP provided legal counsel for Citizens. Bingham Dana LLP provided legal counsel for UST Corp.

     Citizens Financial Group, Inc., is an $18.9 billion financial services company headquartered in Providence, RI. It operates as Citizens Bank in Connecticut, Massachusetts, New Hampshire and Rhode Island. Citizens is a wholly-owned subsidiary of The Royal Bank of Scotland, plc. For more information visit the Citizens Bank website at www.citizensbank.com.

     UST Corp. is a $5.9 billion Boston-based bank holding company with 87 banking offices in eastern Massachusetts.